HERSHA HOSPITALITY TRUST

148 Sheraton Drive
New Cumberland, PA 17070
Phone: (717) 770-2405
Fax: (717) 7747383

May 19, 2006

Mr. Steven Jacobs
United States Securities and Exchange Commission
450 Fifth Street, N.E.
Washington, D.C. 20549-7010
Fax: 202-772-9210

Re:	Hersha Hospitality Trust
Form 10-K for the year ended December 31, 2005
Filed March 22, 2006
File No. 1-14765

Dear Mr. Jacobs:

This letter responds to your letter dated May 5, 2006, containing comments of the Staff of the Securities and Exchange Commission relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed by Hersha Hospitality Trust (“Hersha” or the “Company”). The Staff’s comments and the Company’s responses are set forth below.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 34

1.
We note your presentation on page 35 of room revenue and total revenue for the Company’s full portfolio, including all wholly owned hotels and those owned through a joint venture interest. Since you recognize revenue from your wholly-owned properties differently than from your joint venture properties, financial information related to these properties should be presented separately. Please revise to separately present financial information related to your wholly owned hotels from those owned through a joint venture interest.

Response.

Beginning with our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006, we have revised our presentation of room revenue, total revenue and other key revenue statistics to present separately the results of our consolidated hotels from those owned through unconsolidated joint venture interests. The revised presentation is on page 32 of our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006.

Mr. Steven Jacobs
United States Securities and Exchange Commission
May 19, 2006

Funds from Operations, page 41

2.
Please revise to explain to readers how management uses both “Funds from Consolidated Hotel Operations” and “Funds from Unconsolidated Joint Venture Operations” and why each measure is useful to investors as required by Item 10(e) of Regulation S-K.

Response.

Beginning with our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006, we have revised our discussion of Funds from Operations (FFO) to include an explanation of how management uses both “Funds from Consolidated Hotel Operations” and “Funds from Unconsolidated Joint Venture Operations.” The discussion on page 35 of our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 was expanded to include the following explanation:

We show both FFO from consolidated hotels and FFO from unconsolidated joint ventures because we believe it is meaningful for the investor to understand the relative contributions from our consolidated and unconsolidated hotels. The display of both FFO from consolidated hotels and FFO from unconsolidated joint ventures allows for a detailed analysis of the operating performance of our hotel portfolio by management and investors.

We will continue to present both “Funds from Consolidated Hotel Operations” and “Funds from Unconsolidated Joint Venture Operations” in future filings. In addition, we intend to further expand on the discussion of management’s use of these measures by including the following:

We use FFO from consolidated hotels to analyze and monitor the performance of our consolidated hotel operations. We use FFO from unconsolidated joint ventures to analyze and monitor the performance of our investments in unconsolidated joint ventures.

3.
Please confirm that “Depreciation and amortization” included in your reconciliation includes only real estate related depreciation. Also, please tell us how you considered the portion of “Depreciation and amortization” allocable to minority unitholders in your calculation of funds from operations applicable to common shares.

Mr. Steven Jacobs
United States Securities and Exchange Commission
May 19, 2006

Response.

Depreciation and amortization includes only real estate related depreciation and amortization.

We do not calculate funds from operations applicable to common shares and we do not label funds from operations as funds from operations applicable to common shares. Depreciation and amortization included in our reconciliation of net income applicable to common shares to Funds from Operations includes all depreciation and amortization and does not allocate a portion to minority unitholders.

Critical Accounting Policies and Estimates, page 42

4.
We note that your disclosure appears to duplicate the description of accounting policies presented in the notes to the financial statements. Please revise your disclosure to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting estimates. In that regard, provide disclosure about critical accounting estimates and assumptions where the nature of the estimates or assumptions is material due to the level of subjectivity and judgment or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Refer to FR 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response.

Beginning with our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006, we have revised our discussion of Critical Accounting Policies and Estimates to address why our accounting estimates and assumptions related to Allowance for Doubtful Accounts bear the risk of change due to levels of subjectivity and judgment necessary to account for uncertain matters. The revised disclosure is on page 37 of our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006. We will further refine our discussion of Critical Accounting Policies and Estimates in future filings to eliminate discussion of accounting policies where the nature or impact of the estimates or assumptions are not material to our financial statements.

Mr. Steven Jacobs
United States Securities and Exchange Commission
May 19, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 51

5.	Please advise us why you have not allocated income for 2005 to minority unitholders in the partnership. In addition, please tell us how you calculated the allocation for 2004 and 2003.

Response.

Minority interest on the consolidated statement of operations consists of two components: (1) minority interest in the income/loss of consolidated joint ventures and (2) minority unitholders in the partnership. For the year ended December 31, 2005, $306,000 in loss from our consolidated joint ventures was allocated to our joint venture partners, while $306,000 in income was allocated to the minority unitholders in the partnership. The net of these two components is $0 and is presented as income allocated to Minority Interest on the face of the consolidated statement of operations. The table below details the calculation of income from continuing operations (dollars in thousands):

Income before distribution to Preferred Unitholders, Minority Interests (consolidated joint ventures and unit holders) and Discontinued Operations	$2,183
Loss of consolidated joint ventures allocated to Minority Interest	306
Income before distribution to Preferred Unitholders, Minority Interests (unitholders) and Discontinued Operations	2,489

Unitholder interest in operating partnership	12.28%
Income allocated to unitholder Minority Interest	(306)

Income from continuing operations	$2,183

The allocation of income to minority unitholders in the partnership was calculated consistently for the years ended December 31, 2005, 2004 and 2003.

Note 1 — Organization and Summary of Significant Accounting Policies, page 56

Revenue Recognition, page 60

6.
Please revise your disclosure to describe your revenue recognition policy pursuant to paragraph 12 of APB 22. In that regard, describe the manner in which you account for room revenue, restaurant revenue, telephone revenue and other revenue. Provide us with your proposed disclosure and clarify how you determined that the policy complied with SAB 101 as amended by SAB 104 if not readily apparent.

Mr. Steven Jacobs
United States Securities and Exchange Commission
May 19, 2006

Response.

Beginning with our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006, we have revised the disclosure of our revenue recognition policy to further describe our sources of revenue and the method of applying our revenue recognition policy. The revised revenue recognition disclosure on page 10 of our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 was expanded to read as follows:

Revenue Recognition

We directly recognize revenue and expense for all consolidated hotels as “Hotel Operating Revenue” and “Hotel Operating Expense” when earned and incurred. Included in hotel operating revenues is primarily room revenues and revenue from other hotel operating departments. These revenues are recorded net of any sales or occupancy taxes collected from our guests. All revenues are recorded on an accrual basis, as earned. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs, as incurred.

We have determined that our revenue recognition policy complies with SAB 101 as amended by SAB 104 and believe that it is readily apparent that revenue is realized and earned based on the following:

•	Persuasive evidence of an arrangement exists in the form of hotel guest reservations and delivery of other services
•	Revenue is recognized only after delivery of the hotel services have been rendered,
•	The price of our services to our hotel guests is fixed or determinable, and
•
Collectibility from our hotel guests is reasonably assured since revenues from services are paid for in cash or charged to guest credit cards. Collection of credit card receivables from merchant banks is reasonably assured.

*******************

In connection with the foregoing response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Steven Jacobs
United States Securities and Exchange Commission
May 19, 2006

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (215) 238-0157(facsimile).

Very truly yours,

/s/ Ashish R. Parikh

Ashish R. Parikh
Chief Financial Officer

cc:	Mr. Jay H. Shah
James S. Seevers, Jr., Esq. (Hunton & Williams LLP)